Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund October 2015 Update
November 25, 2015

       Supplement dated November 25, 2015 to Prospectus dated April 24, 2015
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.3%	-10.2%	$13.1M	$1,120.32
B	-2.3%	-10.7%	$129.2M	$927.91
Legacy 1	-2.1%	-8.5%	$2.0M	$855.33
Legacy 2	-2.1%	-8.7%	$0.7M	$840.01
Global 1	-2.1%	-8.5%	$20.7M	$835.86
Global 2	-2.1%	-8.6%	$4.6M	$821.22
Global 3	-2.3%	-9.9%	$61.7M	$731.96
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro weakened after the European Central Bank suggested it would expand its monetary stimulus efforts.  The British pound strengthened amid better-than-expected industrial production in the U.K.   The U.S. dollar rallied after the Federal Reserve suggested a December 2015 interest rate hike remained possible.

Energy:  Crude oil markets finished slightly higher after OPEC suggested it might reduce production and after data showed U.S. inventories had risen less than expected.  Natural gas and heating oil prices fell as moderate weather in the U.S. reduced demand and supplies rose.

Equities:  Global equity markets rallied on stronger-than-expected earnings from key U.S. firms.  The decision to cut interest rates by the People’s Bank of China supported investor optimism and furthered the rally in equities.

Fixed Income:  U.S. Treasuries declined because of strong upward moves in the equity markets and reduced demand for safe-haven assets.  German Bund markets rose due to increased buying following the European Central Bank’s comments about expanding economic stimulus in the Eurozone.  U.K. debt markets moved lower due to strength in the equity markets.

Grains/Foods:  Corn prices fell in anticipation of a near-record crop.  Wheat prices rose as adverse weather in major farming regions in the U.S. and abroad threatened future supplies.  Sugar markets rose almost 20% as rains in Brazil threatened to disrupt harvesting.  Cocoa prices rose as extended dry weather in Ghana, the world’s second largest producer, reduced estimates for this year's crop output.

Metals:  Precious metals markets moved higher on speculation weakening global economic growth will cause the U.S. Federal Reserve to further delay raising interest rates.  Precious metals markets also moved higher in reaction to a larger-than-expected increase in the U.S. trade deficit.  Base metals markets fell due to ongoing concerns regarding the outlook for industrial demand by China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$2,335,413	-$4,125,785
Change In Unrealized Income (Loss)	-1,888,259	-6,032,508
Brokerage Commission	-75,271	-1,105,792
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-216,174	-2,288,376
Change in Accrued Commission	-3,949	-18,002
Net Trading Income (Loss)	-4,519,066	-13,570,463

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$74,900	$846,849
Interest, Other	22,389	238,277
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-4,421,777	-12,485,337

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	2,560,842
Operating Expenses	49,434	569,972
Organization and Offering Expenses	57,093	659,365
Brokerage Expenses	994,554	11,652,342
Dividend Expenses	0	0
Total Expenses	1,101,081	15,442,521

Net Income (Loss)	-$5,522,858	-$27,927,858

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$241,464,885	$298,529,189
Additions	25,000	1,750,887
Net Income (Loss)	-5,522,858	-27,927,858
Redemptions	-3,910,524	-40,295,715
Balance at October 31, 2015	$232,056,503	$232,056,503

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR		Year to Date ROR
A	$1,120.322	11,717.29069	$13,127,142	-2.29%		-10.20%
B	$927.909	139,276.61646	$129,236,096	-2.35%		-10.68%
Legacy 1	$855.330	2,336.68454	$1,998,637	-2.10%		-8.54%
Legacy 2	$840.008	778.64698	$654,070	-2.13%		-8.72%
Global 1	$835.861	24,776.35637	$20,709,601	-2.09%		-8.47%
Global 2	$821.216	5,583.82279	$4,585,525	-2.11%		-8.62%
Global 3	$731.959	84,356.35555	$61,745,431	2.25%	-	-9.91%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership